UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


     For the period              January 1, 2001 to January 31, 2001
                      ---------------------------------------------------------


                                   JACADA LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                           11 GALGALEI HAPLADA STREET,
                             HERZLIYA, 46722 ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|




54497.0003

                                EXPLANATORY NOTE


Attached is:

    1.         Press Release, released publicly on January 18, 2001.


















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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Date: February 7, 2001


               JACADA LTD.

               By: /s/ Robert C. Aldworth
                   ---------------------------------------
                   Name: Robert C. Aldworth
                   Title: Chief Financial Officer

FOR IMMEDIATE RELEASE


                     Jacada Announces Executive Appointments
                    New CFO and New GM of Israeli Operations

           ATLANTA - JANUARY 18, 2001 - JACADA LTD. (NASDAQ: JCDA), a leading provider of e-business infrastructure software, today announced two executive appointments designed to facilitate the company's continued growth. Robert Aldworth has been named Jacada's new chief financial officer and Roni Or has been named general manager of Israeli operations. They succeed Ran Oz, who previously held both positions.

           "These two appointments will ensure that both the CFO and general manager functions get the full attention they deserve," said Gideon Hollander, chief executive officer of Jacada Ltd. "Robert has significant financial operations expertise within the investment community that will enhance our continued investor relations efforts. Roni's proven track record of bringing to market quality products that satisfy demanding customer requirements makes him an excellent choice to run our Israeli operations and development lab. Robert and Roni bring tremendous experience and energy to these roles and will be key contributors to Jacada's continued growth."

           Robert Aldworth, who has held CFO positions with companies such as Homestead Village, L.A.T. Sportswear, GenRad, Delta Data Systems, and most recently, RealEstate.com, brings 25 years of experience in finance and operations, with extensive experience in the capital markets. He will be located in Jacada's Atlanta office.

           Roni Or joins Jacada with 20 years of R&D experience in the software industry that has included management positions at Aurec, Scitex and, most recently, Backweb, where he held the position of vice president of product development. He will be located in Jacada's Israel office.

           "I wish Ran the best of luck in his future endeavors. He helped Jacada construct a solid, conservative foundation for our financial accounting and reporting practices and has done an outstanding job of managing our operations in Israel," said Hollander.

           ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications.

Jacada's offerings include Jacada(R) Innovator, Jacada(R) for Java, Jacada(R) for HTML, Jacada(R) Connects, and Jacada(R) for Palm. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.


This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 1999.

                                       ###

Jacada Contact's:
Ann Conrad
Manager, Public Relations
Jacada Ltd.
(770) 352-1300 ext. 382
aconrad@jacada.com
------------------

or

Investor Relations:
Philip Bourdillon
Silverman Heller Associates
(310) 208-2550
bourdillon@sha-ir.com
---------------------

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